1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

April 2, 2012

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               SEI Institutional Managed Trust 485(a) Filing (File Nos. 033-09504 and 811-04878)

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the comments you provided via telephone on March 5, 2012, regarding the Trust’s post-effective amendment No. 82, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 84, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on February 3, 2012 pursuant to Rule 485(a) under the 1933 Act, for the purpose of changing the principal investment strategy of the Multi-Asset Capital Stability Fund (the “Fund”).  Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.                                         With respect to the “Shareholder Fees” table on page 4 of the Prospectus, please consider moving the parenthetical disclosure to the back of the Prospectus, consistent with Item 11(c) of Form N-1A.

Response.                                         The Fund’s current disclosure with respect to Shareholder Fees is the same disclosure for other series of the Trust.  In response to your comment, we reviewed this disclosure and have determined, for the time being, to retain it as is, but will take this comment into consideration again during the Trust’s next annual update cycle.

2.                                      Comment.                                         Please confirm that the Fund will not incur any acquired fund fees and expenses (AFFE) that should be disclosed in the Fund’s fee table.

Response.                                         The Fund does not anticipate incurring more than a single basis point of AFFE during the upcoming fiscal year and has therefore left out AFFE as a line item in the Fund’s fee table.

3.                                      Comment.                                         Please consider providing a more abbreviated description of the Fund’s principal investment strategy in the Fund Summary section and providing a more detailed description of the Fund’s investment strategy in the back of the Prospectus, consistent with Item 9 of Form N-1A.

Response.                                         In consideration of your comment, we have reviewed the Fund’s principal investment strategy and determined not to make any substantial revisions. Because at any given time the Fund may be invested in one or more different types of securities and other instruments across one or more different asset classes, the Fund’s principal investment strategy will tend to be longer in length than those of funds with more simplistic investment strategies.  Nonetheless, we will take this comment into consideration again during the Trust’s next annual update cycle.

4.                                      Comment.                                         With respect to the following disclosure in the Fund’s principal investment strategy: “Under normal circumstances, the Fund will attempt to manage the risk of loss while still seeking to generate some growth by selecting investments from among a broad range of asset classes” (emphasis added), please describe the possible types of asset classes in which the Fund’s assets may be invested.

Response.                                         The asset classes in which the Fund may invest include equity securities, fixed income securities, investment in pooled investment vehicles, derivative instruments and other instruments.

5.                                      Comment.                                         Please confirm that the Fund will not gain exposure to investments in commodities through a wholly-owned subsidiary.

Response.                                         Confirmed.

6.                                      Comment.                                         With respect to the following disclosure in the Fund’s principal investment strategy: “The Fund may obtain its exposures to the asset classes by investing directly in securities and other investments or indirectly through the use of other pooled investment vehicles and derivative instruments, principally futures, forwards, options and swaps” (emphasis added), please describe the possible types of other pooled investment vehicles in which the Fund may invest.  Please confirm that the Fund will not incur acquired fund fees and expenses as a result of its investment in such “other pooled investment vehicles” that would have to be disclosed in the Fund’s fee table.

Response.                                         The term “other pooled investment vehicles” in the Fund’s principal investment strategy refers to the Fund’s possible investment in shares of open-end registered investment companies (including money market funds), closed-end funds and exchange-traded funds (ETFs).  As noted above, the Fund does not anticipate incurring more than a single basis point of AFFE during the upcoming fiscal year and has therefore left out AFFE as a line item in the Fund’s fee table.

7.                                      Comment.                                         Please clarify the disclosure in the Fund’s principal investment strategy that states that the “Fund’s investments are expected to include short-term U.S. debt obligations and bonds with a duration of less than five years” (emphasis added), but that the “Fund’s portfolio and the Fund’s investments in particular fixed income securities are not subject to any maturity or duration restrictions” (emphasis added).

Response.                                         In response to your comment, we have clarified the Fund’s investment strategy to state, in relevant part: “The Fund’s investments are expected to include U.S. debt obligations and investment grade bonds, and to a lesser extent . . . .”  We made corresponding changes to the Fund’s statement of additional information (SAI).

8.                                      Comment.                                         Please add the term “junk bonds” to the reference to “non-investment grade securities” in the first full paragraph on page 6 of the Prospectus, which currently states: “The Fund may also invest a portion of its assets in bank loans, which are, generally, non-investment grade floating rate instruments, in the form of participations in the loans (participations) and assignments of all or a portion of the loans from third parties (assignments).”

Response.                                         In response to your comment, we have added a parenthetical noting that non-investment grade instruments are also known as “junk bonds.”  We made a corresponding change to the Fund’s SAI disclosure.

9.                                      Comment.                                         With respect to the following disclosure in the Fund’s principal investment strategy: “The Fund may also invest a portion of its assets in bank loans, which are, generally, non-investment grade floating rate instruments, in the form of participations in the loans (participations) and assignments of all or a portion of the loans from third parties (assignments)” (emphasis added), please include in the Fund’s principal investment strategy any specific restrictions, expected maturities or targets with respect to the Fund’s investment in bank loans.

Response.                                         Because the Fund does not expect to restrict its investments in bank loans to a particular range of maturities or impose any other restrictions or targets with respect to that portion of the Fund’s assets, we have retained the disclosure as-is.

10.                               Comment.                                         Please confirm that the Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.                                         The Fund may write (sell) credit default swaps, although it does not presently intend to do so.  If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

11                                  Comment.                                         Please confirm that the Fund’s derivatives disclosure in its principal risks is consistent with the observations of the SEC staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response.              In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and concluded that the Fund’s disclosure is appropriate without revision.

12.                               Comment.                                         Please consider the appropriateness of American Depositary Receipts (“ADRs”) and Private Placements as principal risks of the Fund, given the Fund’s principal investment strategy.

Response.                                         The Fund’s investment in equity securities may include ADRs and securities acquired by way of private placements.  Accordingly, we have retained the Fund’s principal risks disclosure as-is.

13.                               Comment.                                         Please delete the section heading “Summary of Other Information About the Fund” from the prospectus.

Response.                                         In response to your comment, we have deleted this heading from the Prospectus and amended any internal cross-references accordingly.

14.                               Comment.                                         Please state whether the Fund’s shareholders would be provided with notice of a change to the Fund’s investment goal, policies and restrictions, which are not fundamental and which may be changed by the Board without shareholder approval.

Response.                                         The Fund has not self-imposed any requirement to provide shareholders with notice of any changes by the Board to the Portfolio’s non-fundamental investment policies and restrictions.  Nonetheless, in the event of a change to the Fund’s non-fundamental investment goal, policies or restrictions, the Trust would likely, depending on the facts and circumstances, file a supplement to its prospectus and/or SAI, which would be sent to existing shareholders providing them with notice of such change(s).

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien